FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 1999


                                GOLD RESERVE INC.


        Address Of Principal Executive Offices:  926 West Sprague Avenue
                                    Suite 200
                            Spokane, Washington 99201


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  X         Form 40-F
               ---                  ---
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes        No  X
         ---       ---
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     GOLD RESERVE INC.
     March 31, 1999
     Interim Financial Report

     OPERATIONS OVERVIEW

     The Brisas property is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Historical surface and alluvial mining by local miners helped identify the property as a target for gold exploration. Exploration and development activities, commenced in 1992, have included surface mapping and geochemical sampling, drilling, assaying, petrology, mineral studies and metallurgical sampling as well as approximately 160,000 meters of drilling comprised of 750 holes. These activities confirmed the presence of a large deposit of stratabound gold-copper mineralization, which is presently contained within an area over 1,900 meters long and 500 to 900 meters wide. Scattered drill holes to the west of the main body of the deposit demonstrate that mineralization continues for an unknown distance down dip to the west and to the north. Mineralized areas have also been intersected below the current deposit.

     The Brisas property is presently estimated to contain a total mineral resource of 8.71 million ounces of gold and approximately 1.06 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource based on 0.5 gold equivalent cut-off grade is summarized in the following tables:


                 Measured                   Indicated                  Inferred                   Total
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)
      ------     -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
      0.50       33,386     0.833    0.136  258,286    0.738    0.128   72,623    0.723    0.145  364,296    0.744    0.132


                 Measured**                 Indicated**                Inferred**                 Total**
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade               oz.      lb.               oz.      lb.               oz.      lb.               oz.      lb.
      ------              -------  -------           -------  -------           -------  -------           -------  -------
      0.50                  0.894      100             6.128      729             1.688      232             8.710    1,061


     ** in millions

     The Company continues its work to complete a feasibility study on the Brisas property. Since the completion of the initial pre-feasibility report in 1998, a number of supplements have been prepared. Most recently, the Company announced that bench scale testing of the Cominco Engineering Services Limited (CESL) on-site copper process was successful. The CESL bench scale test achieved 99 percent recovery of both gold and copper compared with typical off-site smelter recovery and payable metal of 95 to 96 percent after deductions. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter and improve the Brisas project economics.

     Revised cost estimates (U.S. Dollars), in accordance with the Gold Institute guidelines, result in cash operating costs of $177 per ounce of gold net of copper revenues (using $0.80 per pound copper and the CESL process). Total after-tax costs are estimated at $262 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital net of copper revenues less sunk costs). Costs for the Brisas project are determined net of copper revenues.
     As a result, the price of copper is a significant factor in determining production costs.

     The data compiled by the Company, which serves as the basis of the pre-feasibility study, has been closely scrutinized by its consultants. Behre Dolbear & Company, Inc. ("Behre Dolbear") originally audited the Company's data collection procedures in 1997. In 1998, Behre Dolbear completed an additional audit of the Company's modeling and reserve methodology and in early 1999 verified the published reserve estimates and confirmed a significant decrease in the waste to ore ratio.

     In total, Behre Dolbear's audits have concluded that technical data collection procedures meet or exceed accepted industry standards; assay laboratories provide reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; estimating techniques used were an accurate representation for the reserves; drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

     The audited reserve estimates contained in the most recent pre-feasibility supplement have been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and calculated using both $300 per ounce of gold and $0.80 per pound of copper as well as $335 per ounce of gold and $0.90 per pound of copper (and $3.30/tonne revenue cutoff). Both calculations are presented in tabular form below.


                 Reserve                             Au            Cu            Waste         Total
                 tonnes        Au Grade   Cu Grade   ounces        pounds        tonnes        tonnes        Strip
      Class      (thousands)   (g/t)      (%)        (thousands)   (thousands)   (thousands)   (thousands)   Ratio
      --------   -----------   --------   --------   -----------   -----------   -----------   -----------   -----
      Pit design using $300/oz Au and $0.80/lb Cu
      Proven        30,504      0.857      0.140           841        94,166
      Probable     192,566      0.764      0.132         4,728       560,484
      Total        223,070      0.776      0.133         5,569       654,650       321,763       544,833     1.44



                 Reserve                             Au            Cu            Waste         Total
                 tonnes        Au Grade   Cu Grade   ounces        pounds        tonnes        tonnes        Strip
      Class      (thousands)   (g/t)      (%)        (thousands)   (thousands)   (thousands)   (thousands)   Ratio
      --------   -----------   --------   --------   -----------   -----------   -----------   -----------   -----
      Pit design using $335/oz Au and $0.90/lb Cu
      Proven        33,106      0.821      0.139           874       101,467
      Probable     215,527      0.725      0.136         5,021       646,323
      Total        248,633      0.737      0.136         5,895       747,790       321,850       570,483     1.29


     The proposed plant is presently expected to cost between $350 and $400 million and process an estimated 55,000 tonnes per day, yielding an average annual production of as much as 355,000 ounces of gold and 43 million pounds of copper, over a mine life of 13 years. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. The Brisas property economics and plant design are subject to the results of the final feasibility study which management expects to complete in 2000.

     The Company recently re-commenced drilling on the Brisas property. This drill program could add 750 thousand ounces of gold and 100 million pounds of copper to the proven and probable reserves. The potential to increase reserves is high because the mineralization can be extrapolated with high confidence to extend beyond the current drilling in the down dip direction and to the north. This drilling program is expected to include approximately 5,000 meters of core at a cost of approximately $400,000.

     Management's operational focus continues to be obtaining the required permits, securing additional sites required for process facilities, infrastructure, waste disposition and the completion of the final feasibility study. In addition, continuation or completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and concentrate sales agreements, and development and condemnation drilling will occur prior to completion of the final feasibility study. It is estimated that an additional $3 to $4 million will be spent for completion of the final feasibility study.

     FINANCIAL OVERVIEW

     The total financial resources of the Company, cash plus current and long-term investments (primarily consisting of highly liquid US treasury and agency obligations), approximated $22.5 million as of March 31, 1999. (All amounts are stated in U.S. Dollars)

                                                March 31,     December 31,
                                                1999          1998
                                                -----------   ------------
       Cash and equivalents                     $ 3,101,805   $ 2,848,189
       Marketable securities current             13,512,939    15,531,922
       Marketable securities- non-current         5,839,186     5,194,359
                                                -----------   -----------
                                                $22,453,930   $23,574,470
                                                ===========   ===========

     Overall the total financial resources of the Company decreased by approximately $1.1 million during the first three months of 1999, primarily the result of cash utilized by operations of approximately $0.5 million and investment in property, plant and equipment of approximately $0.6 million.

     The overall budgeted corporate expenditures for 1999, net of estimated interest income of approximately $1 million, is estimated at $4.6 million. Of that amount, approximately $2.4 million will be spent on the Brisas property, primarily towards the further completion of the feasibility study. The remaining budgeted expenditures relate to general corporate activities including future exploration activities other than on the Brisas property. Management anticipates that its current cash and investment positions are adequate to cover estimated operational and capital expenditures (excluding estimated mine construction costs) associated with the remainder of 1999 and all of 2000.

     Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management however, does not plan to raise funds through the sale of equity or debt for the next 18 to 24 months.

     Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including if and when mine development activities are commenced on the Brisas property, management's assessment of the financial markets, the price of gold, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

     Consolidated net loss for the three months ended March 31, 1999 amounted to $895,990 or $0.04 per share compared to consolidated net loss of $765,539 or $0.03 per share for the same period in 1998. Other income for the current three month period decreased from the comparable period in 1998 due to decreased interest income from lower average levels of invested cash as well as a decrease in the rate of return.

     General and administrative expense as well as legal and accounting expense for the current three month period increased from the comparable period in 1998 primarily due to expenses associated with the completion of the reorganization (see below). This increase was partially offset by a reduction in corporate communication expense as a result of lower expenditures associated with compensation and printing and collateral material.

     REORGANIZATION

     In February 1999, the shareholders of Gold Reserve Corporation (a U.S. corporation) approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc.(a Canadian corporation), the successor issuer. The primary purpose of the formation of a Canadian parent was to expand the group's profile among Canadian investors who generally are significant investors in resource companies. Gold Reserve Corporation previously made filings with the U.S. Securities and Exchange Commission and The Toronto Stock Exchange along with the applicable Canadian Securities Commissions.

     Except for certain electing U.S. shareholders, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the reorganization, a shareholder of Gold Reserve Inc. continues to own an interest in the business, through subsidiary companies, that in aggregate is essentially the same as before the reorganization.

     As part of the reorganization, U.S. holders of Gold Reserve Corporation could elect to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Equity units were provided to U.S. holders who would have had a substantial taxable gain upon receipt of Gold Reserve Inc. Class A common shares so they might defer a significant portion of such gain. The equity units have voting and dividend rights similar to the Gold Reserve Inc. Class A common shares, are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the company include Class A common shares and Class B common shares as a combined group.

     Because the reorganization did not take place until February 1999, the financial statements that are presented in this quarterly report are those of Gold Reserve Corporation as of December 31, 1998 and for the three months ended March 31, 1998 and those of Gold Reserve Inc. as of and for the three months ended March 31, 1999. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization except for the exchange of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares.

     FINANCIAL INFORMATION

     The December 31, 1998 balance sheet is duplicated from the audited consolidated financial statements as set forth in the Company's 1998 Form 20-F. You are urged to refer to the notes to those audited consolidated financial statements which apply to these interim financial statements at March 31, 1999 and are not repeated here. The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported.

     FORWARD LOOKING STATEMENTS

     The information presented in or incorporated by reference in this Quarterly Report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc. and its predecessor Gold Reserve Corporation.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, the Company's concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, the Company's ability to obtain adequate funding for future development of the Brisas property, dependence upon the abilities and continued participation of certain key employees of the Company, and the risks normally incident to the operation and development of mining properties.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Quarterly Report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

     YEAR 2000 READINESS

     Management has made an assessment of its requirements regarding
     Year 2000 issues.  This assessment focused on three major areas;
     (1) internal systems under the control of the Company; (2) systems of third party suppliers or contractors; and (3) systems maintained by governmental agencies and major public and private service providers located in Venezuela. The Company's present business operations are not dependent upon sophisticated information systems. The Company does not have any material relationships with third party suppliers at this time. Future material third party relationships are expected to be evaluated as to the level of Year 2000 readiness. The Company is not aware of any published reports documenting the Year 2000 compliance efforts and progress of such governmental agencies and major public and private service providers located in Venezuela. Compliance-related failures of future material third-party suppliers and contractors providing services directly to the Company or failures related to governmental agencies and public and private service providers within Venezuela could be significant and could cause an interruption of business that could be material to the Company. Based on the current information available, the significance of Year 2000 difficulties which might be experienced by others outside the Company's control, the magnitude of future business disruption, if any, and the costs of such disruption cannot be determined at this time. Management's ongoing evaluation of Year 2000 readiness is expected to cost less than $10,000.

     CONSOLIDATED BALANCE SHEETS
     March 31, 1999 and December 31, 1998 (unaudited)


                                                March 31,     December 31,
     U.S. Dollars                               1999          1998
                                                -----------   ------------
     ASSETS
     Current Assets:
     Cash and cash equivalents                  $ 3,101,805   $ 2,848,189
     Marketable securities                       13,512,939    15,531,922
     Deposits, advances and other                   422,845       461,684
     Accrued interest                               234,472       456,418
                                                -----------   -----------
     Total current assets                        17,272,061    19,298,213

     Property, plant and equipment, net          41,636,824    41,038,160
     Marketable securities                        5,839,186     5,194,359
     Other                                        1,353,771     1,388,302
                                                -----------   -----------
     Total assets                               $66,101,842   $66,919,034
                                                ===========   ===========

     LIABILITIES
     Current Liabilities:
     Accounts payable and accrued expenses      $   845,952   $   785,754
     Note payable - KSOP                            414,771       414,771
                                                -----------   -----------
     Total current liabilities                    1,260,723     1,200,525

     Minority interest in consolidated
       subsidiaries                               1,011,294     1,005,237
                                                -----------   -----------
     Total liabilities                            2,272,017     2,205,762

     SHAREHOLDERS' EQUITY
     Serial preferred stock, without par value           --            --
     Common shares, without par value            91,375,376   101,661,054
     Equity units                                10,298,221            --
     Less, common shares held by affiliates        (403,331)     (403,331)
     Accumulated deficit                        (37,025,670)  (36,129,680)
     KSOP debt guarantee                           (414,771)     (414,771)
                                                -----------   -----------
     Total shareholders' equity                  63,829,825    64,713,272
                                                -----------   -----------
     Total liabilities and shareholders'
       equity                                   $ 66,101,842  $66,919,034
                                                ===========   ===========

     CONSOLIDATED STATEMENTS OF OPERATIONS
     For the Three Months Ended March 31, 1999 and 1998 (unaudited)


     U.S. Dollars                               1999          1998
                                                -----------   -----------
     OTHER INCOME
     Interest                                   $   286,118   $   359,257
                                                -----------   -----------
     EXPENSES
     General and administrative                     730,658       665,892
     Technical services                             192,084       196,835
     Corporate communications                        77,740       127,963
     Legal and accounting                           124,963        87,864
     Foreign currency loss                           44,741        25,874
     Interest                                         5,865        11,229
     Minority interest in net income of
       consolidated subsidiaries                      6,057         9,139
                                                -----------   -----------
                                                  1,182,108     1,124,796
                                                -----------   -----------
     Net loss                                   $  (895,990)  $  (765,539)
                                                ===========   ===========
     Net loss per share - basic and diluted     $     (0.04)  $     (0.03)
                                                ===========   ===========
     Weighted average common shares
       outstanding                               22,730,840    22,441,829
                                                ===========   ===========

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     For the Three Months Ended March 31, 1999 and 1998 (unaudited)


     U.S. Dollars                               1999          1998
                                                -----------   -----------
     Cash Flows from Operating Activities:
     Net loss                                   $  (895,990)  $  (765,539)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
     Depreciation                                     9,683        11,244
     Amortization of premium on held-to-
       maturity securities                           22,156        10,694
     Foreign currency loss                           44,741        25,874
     Minority interest in net income of
     consolidated subsidiaries                        6,057         9,139
     Changes in current assets and liabilities:
     Decrease in litigation settlement held
       in escrow                                         --     4,500,000
     Net decrease (increase) in current assets      260,785      (135,446)
     Decrease in settlement payable                      --    (4,500,000)
     Net increase in current liabilities             60,198       154,684
                                                -----------   -----------
     Net cash used by operating activities         (492,370)     (689,350)
                                                -----------   -----------
     Cash Flows from Investing Activities:
     Proceeds from maturities of marketable
       securities                                 4,000,000    10,056,187
     Purchase of marketable securities           (2,648,000)   (6,086,598)
     Purchase of property, plant and
       equipment                                   (653,088)     (729,790)
     Other                                           34,531        31,484
                                                -----------   -----------
     Net cash provided by investing activities      733,443     3,271,283
                                                -----------   -----------
     Cash Flows from Financing Activities:
     Proceeds from issuance of common shares         12,543        31,000
                                                -----------   -----------
     Net cash provided by financing activities       12,543        31,000
                                                -----------   -----------
     Change in Cash and Cash Equivalents:
     Net increase in cash and cash equivalents      253,616     2,612,933
     Cash and cash equivalents - beginning
       of period                                  2,848,189    12,524,125
                                                -----------   -----------
     Cash and cash equivalents - end of period  $ 3,101,805   $15,137,058
                                                ===========   ===========

     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   GOLD RESERVE INC.

                                   By:  s/ Robert A. McGuinness
                                        Vice President   Finance & CFO
                                        May 27, 1999